FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 1, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated March 3, 2004
2.	Press release dated March 12, 2004
3.	Press release dated March 16, 2004
4.	Press release dated March 17, 2004
5.	Press release dated March 17, 2004
6.	Press release dated March 22, 2004
7.	Press release dated March 24, 2004
8.	Press release dated March 24, 2004
9.	Press release dated March 29, 2004
10.	Press release dated March 29, 2004
11.	Conference Call Announcement

Item 1

ARM APPROVED TRAINING CENTER OPENS IN SEOUL

New ARM Approved Training Center to deliver customized program designed to give developers first-hand experience of ARM technology

CAMBRIDGE, UK - Mar. 3, 2004 – ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, today announced the expansion of the ARM® Approved Training Center (ATC) Program, with the addition of MeriTech, based in Yangjae-dong, Seoul, Korea. Today’s opening ceremony was attended by more than 50 people, including Sam Kim, president of ARM Korea, and Jang Byung-Kook, president of MeriTech.

Under this agreement, MeriTech will bring their knowledge and experience of ARM technology to the developer community in Korea.

“There is a strong market need for access to quality customized training, delivered in Korean, for designers of ARM Powered® devices,” said Sam Kim, president, ARM Korea. “The addition of MeriTech to the ARM Approved Training Center Program will enable our Partners in Korea to achieve the level of service and training they need to bring their products to market quickly.”

“We have welcomed this opportunity to join the growing community of ARM training Partners,” said Jang Byung-Kook, president of MeriTech. “As more of our customers use ARM technology in their designs, the support we receive from ARM will enable us to meet their training requirements.”

The ARM Approved Training Center Program now includes nine companies worldwide and has facilitated significant net growth in ARM training activity. Each member company brings different skills and expertise to the Program, which increases the variety of ARM training available to all developers.

About the ARM Approved Training Center Program
The ARM Approved Training Center (ATC) Program has been established to satisfy the growing demand for training in ARM technology for ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified, and equipped with ARM material and software tools, enabling them to provide high-quality, certified training into their own markets and regions.

ARM ATC Partners must go through a strict qualification process. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All Partners are continuously monitored to ensure that the quality of training remains high.

Current ARM Approved Training Centers include Microconsult GmbH in Munich, Germany; Phoenix Technologies in Tel Aviv, Israel; Finesse IT Partners in Taiwan; Infocomm Solutions in Singapore, Yokogawa Digital Computer in Japan; ANDOR System Support in Japan; Multi Video Designs in Toulouse, France; Doulos GmbH in Hannover, Germany; Watertek Information Technology, China; and MeriTech, Korea.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 2

GLOBAL UNICHIP EXPANDS RELATIONSHIP WITH ARM

ARM Approved Design Center Partner licenses additional ARM core for enhanced design foundry services worldwide

CAMBRIDGE, UK – Mar. 12, 2004 –ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, today announced that Global Unichip Corporation (Unichip), a dedicated one-stop full service SoC (system-on-chip) design foundry, has licensed the ARM926EJ-S™ core. As one of four Taiwan ARM® Approved Design Center (ADC) Partners, Unichip will offer total design, consultancy and foundry capabilities to OEMs and silicon vendors of ARM core-based systems, aimed at mature and leading-edge technologies.

By licensing the ARM926EJ-S RTL core, Unichip is expanding its current ARM portfolio, which includes the ARM7TDMI® core, the ARM922T™ core, and the ARM946E-S™ core. By licensing the core, Unichip will now be able to generate various configurations based on their customer’s application. Through the Program, Unichip can fulfill the one-stop full service aim to streamline the design and manufacturing process of ARM core-based systems by offering a comprehensive solution including ARM core, logic design, verification, physical design, mask-tooling and foundry/package/testing services. In addition, Unichip’s partnership with TSMC, an ARM Foundry Program Partner, enables it to excel as an SoC design foundry and solution provider for customers throughout Asia, North America and Europe.

“ARM’s continued work with Unichip increases the availability of our low-power, high performance, flexible technology to companies looking for a complete, high quality SoC solution,” said Philip Lu, president, ARM Taiwan. “In addition, Unichip’s partnership with industry leader TSMC ensures that its customers will benefit from working with trusted ARM Partners.”

“Unichip’s extended relationship with ARM enhances our competitive edge and provides the marketplace with the most advanced semiconductor IP at a competitive cost,” said K.C. Shih, chairman and CEO, Global Unichip Corporation. “Our end-to-end business model enables us to work with our customers to shorten the time-to-market from product concept to manufacturing and shipping of ARM core-based products.”

The ARM926EJ-S core is fully synthesizable, and features a Jazelle® technology enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces, memory management unit (MMU). It also provides separate instruction and data AMBA™ bus compliant AHB interfaces particularly suitable for Multi-layer AHB technology-based systems.

About the ARM Approved Design Center Program

ARM Approved Design Center Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center Program also provides additional benefits such as geographic and time-zone locality, and local language support. For more information on the ARM Approved Design Center Program, please email info@arm.com or visit the ARM website.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ENDS

ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S, ARM922T, ARM946E-S and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM

KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 3

NETGEAR BUILDS INNOVATIVE WIRELESS MP3 PLAYER AROUND ARM
POWERED SOC FROM MARVELL

Wireless digital music player for home stereos contains Marvell chip with ARM9 family processor running ARM decoder

CAMBRIDGE, UK – Mar. 16, 2004 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that the newly released MP101 Wireless Digital Music Player from NETGEAR Inc., is powered by the ARM9™ core family-based Marvell Libertas 88W8510H system-on-chip (SoC). ARM also announced that NETGEAR has licensed the ARM® MP3 Decoder software for use in the MP101 Wireless Digital Music Player. The NETGEAR product connects to the user’s home network via an antenna, and to any stereo system through standard audio input jacks, to play music stored on any computer in that network.

Among the key reasons the ARM Powered® Marvell SoC was chosen by NETGEAR was its combination of wireless and wired routing technology and support for the 802.11e standard, which guaranteed audio quality. The high-performance ARM9 family microprocessor enabled a flexible MAC (Media Access Controller) architecture, which ensured compliance with 802.11g, the standard for high-bandwidth transmission.

“In an increasingly demanding industry, being first to market with innovative products is critical to maintaining competitive advantage. Marvell and ARM made that happen,” said David James, product line manager, NETGEAR. “ARM and Marvell not only had the proven technology we needed, they went the extra mile to test the MP3 decoder running on the embedded ARM9 family core. All of this significantly reduced our risk.”

“The ARM9 family easily met the performance needs of our Libertas SoC, particularly for the MAC architecture,” said Paramesh Gopi, director of New Technologies, Marvell Technology Group. “Marvell’s cutting edge RF and SoC technologies combined with the ARM9 processor family far exceed the current requirements of the consumer electronics market.”

“NETGEAR is a worldwide provider of networking products, and the Wireless Digital Music Player is a natural extension of their core competency,” said Eric Fujishin, worldwide networking segment manager, ARM. “SOHO networking electronics continue to be significant market drivers, and our valuable relationships with Marvell and NETGEAR strengthen our presence in the consumer networking electronics market.”

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. ARM9 is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 4

  Hong Kong Science and Technology Parks Corporation have licensed the ARM7TDMI CPU for use by its incubator clients (a business model aimed at establishing an infrastructure to support SoC Design and Development in China) and other fabless companies in the Pearl River Delta area.

  The ARM core will be available through HKSTP’s IC Design and Development Support Center, which offers one-stop services from initial design to MPW (multi-project wafer) release.

  The partnership underscores ARM’s commitment to supporting smaller fabless IC companies in Greater China, especially in the early stages of the companies’ history.

HK SCIENCE AND TECHNOLOGY PARKS LICENSES ARM CPU

HK IC Design Center will offer access to ARM technology

CAMBRIDGE, UK – Mar. 17, 2004 – ARM [LSE: ARM; Nasdaq: ARMHY], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Hong Kong Science and Technology Parks Corporation (HKSTP) has licensed the industry-leading ARM7TDMI® core for use by new, young companies, and other local fabless companies, through its IC Design and Development Support Center.

The HK IC Design and Development Support Center provides a one-stop service to companies engaged in integrated circuit design. Under the ‘7+1’ MOU recently signed between the PRC Ministry of Science & Technology and HKSTP, the Center supports fabless IC companies in Hong Kong and mainland China, through the entire IC product development cycle from initial design to MPW (multi-project wafer) release, offering shared low-cost access to the Center’s computing infrastructure, EDA tools, licensed technologies and test labs.

“ARM and the HK IC Design Center will work together to provide an advanced system-on-chip (SoC) platform for designers making use of the Center’s support services,” said Jun Tan, president of ARM China. “This is a further demonstration of ARM’s commitment to advance the semiconductor industry in Greater China by enabling shared access to our technology for smaller fabless companies, particularly those in the early stages.”

The Hong Kong IC Design Center is the second ARM® incubator Partner in Greater China, following last year’s partnership with the Shanghai Research Center for IC Design.

“System-on-chip ICs are core elements of a wide range of electronics products manufactured in China, including set-top boxes, wireless products and PDAs,” said S.W. Cheung, vice president of business development and technology support at the Hong Kong Science and Technology Parks Corporation. “With the help of ARM, we are now able to offer immediate access to a leading-edge solution that will improve the quality of our clients’ designs and speed time-to-market for their products.”

Availability
The ARM7TDMI core-based SoC platform is available now for licensing through the IC Design and Development Support Center of Hong Kong Science and Technology Parks Corporation.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regionalsubsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 5

ZHSOC BECOMES THE FIRST ARM APPROVED DESIGN CENTER IN CHINA

ARM extends its Connected Community in China to accelerate time-to-market for local and international semiconductor manufacturers

CAMBRIDGE, UK – Mar. 17, 2004 – ARM ([LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Shanghai Zhonghua Electronics Co Ltd (ZHSOC), the first company in China to provide a professional system-on-chip design service, has become the first ARM® Approved Design Center in China.

Shanghai-based ZHSOC will support the rapidly growing number of Partners in the ARM Foundry Program that choose to outsource all or part of their design and manufacturing activities. ZHSOC will work closely with fabless design companies and foundries in China to speed time-to-market.

“Today’s announcement is a further milestone in the development of the ARM Connected Community in China, bringing certified design skills to local IC developers from a domestic design house for the first time,” said Jun Tan, president of ARM China. “IC design service is a critical step for a fabless design company in evolving a device from the concept stage to the finished product.”

“ZHSOC offers our Partners in China an added-value service. This enhanced IC value chain means improved time-to-market for both local manufacturers and international companies that want to take advantage of the high skill levels and low costs available in China,” added Tan.

ZHSOC has an IC design team of 50 engineers, deploying a wide range of continuously upgraded EDA tools. The company uses advanced top-down IC design flow techniques and offers both chip-level and system-level IC design verification and testing through its in-house system laboratory.

“We offer a full custom SoC design service including both front-end design and back-end services. Our front-end services include architecture design, source code design, verification, design for test, and netlist generation, and our back-end services embrace process optimization, P&R, physical verification, timing analysis, signal integrity analysis, and rule checking,” said George Tai, president and CEO of ZHSOC. “As an ARM Approved Design Center, we can now offer a comprehensive turnkey design service to manufacturers seeking IC solutions based on the unique ARM technology.”

With the addition of ZHSOC, ARM now has a comprehensive network of Approved Design Centers worldwide, including 10 in the Asia Pacific region. “We are committed to a fast expansion of our Connected Community in China,” noted Tan. “We believe it is essential for us to provide seamless design and production support for the growing number of innovative semiconductor companies that seek to include industry-leading ARM microprocessor cores in their devices.”

About the ARM Approved Design Center Program
ARM Approved Design Center Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ARM Approved Design Center program, please email info@arm.com or visit the ARM website.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

– ends –

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other product and company names are trademarks and registered trademarks of their respective companies. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 6

ARM ANNOUNCES TWO ADDITIONS TO DESIGN CENTER PROGRAM

Goyatek and SangHwa Micro Technology Extend ARM Support for OEM’s and Fabless
Semiconductor Companies in Asia Pacific

CAMBRIDGE, UK; TAIPEI, TAIWAN; AND SEOUL, KOREA – Mar. 22, 2004 – Goyatek Technology, Inc., a leading provider of ASIC design services headquartered in Taiwan, SangHwa Micro Technology (SMT), a leading provider of ASIC design services headquartered in Korea, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Goyatek and SMT have become the newest members of the ARM® Approved Design Center Program. Goyatek becomes the fifth Taiwanese company to join the Program; SMT is the second Korean company to join the Program. Goyatek and SMT will provide ASIC and SoC design services along with IP/Library support for OEM’s and fabless companies in their respective regions.

The global trend toward outsourcing ASIC design and the emergence of the fabless ASIC model of activity has created a growing need for design centers with a track record of proficiency. The ARM Approved Design Center Program provides a framework for selecting proven design centers equipped with the ARM technology necessary for complex system-on-chip (SoC) designs. In addition, the participation of Goyatek and SMT participation in the Taiwan Semiconductor Manufacturing Company (TSMC) Design Center Alliance Program will enable them to further streamline production for local customers that use ARM IP and TSMC silicon fabrication services.

“Offering our Partners a wide range of trusted design providers is integral to ensuring they can maximize the quality of their ARM Powered® SoC designs while minimizing their time-to-market,” said Sam Kim, president of ARM. “Goyatek’s and SMT’s demonstrated expertise and strong relationships with ARM Foundry Program Partner TSMC, ensure that SoC developers working with ARM cores will be well served by these design centers. The continued expansion of our programs throughout Asia demonstrates our sustained momentum in this region.”

“ARM microprocessor cores are the industry standard. Our membership in the ARM Approved Design Center Program elevates our profile within the community of SoC developers, who must minimize risks when selecting design partners,” said Just Chang, president, Goyatek.

“ARM’s comprehensive support network and Partner relationships, combined with our design expertise, gives our customers a strong competitive advantage,” said, K.Y. Lee, president, SMT. “Our membership in the ARM Approved Design Center Program communicates to customers that we are committed to getting the best possible product to market in the shortest possible time.”

About the ARM Approved Design Center Program
ARM Approved Design Center Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center Program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ARM Approved Design Center Program, please email info@arm.com or visit the ARM website.

For more information on the ARM Approved Design Center Program, please email info@arm.com or visit the website at www.arm.com.

About ARM
ARM [(LSE: ARM; Nasdaq: ARMHY)] is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Goyatek
Goyatek Technology Inc. was founded in 1998. As a member of the design center alliance of TSMC, Goyatek offers a full spectrum SoC design service to TSMC's customers and electronics companies through RTL sign-off, Place and Route, SoC integration, DFT, ASIC turnkey production and IP services. Goyatek passed the certification of ISO 9001:2000 in May 2001. Through an alliance with MOSIS, a leading Multi-project Wafer (MPW) service partner, Goyatek provides stable, reliable and cost-effective MPW solutions. Goyatek provides quality services to its customers with add-on value in circuit design, IP development service, ASIC service, Turnkey service, and time to market production control. Headquartered in Hsinchu, Taiwan with worldwide offices in San Jose and Shanghai, Goyatek has approximately 70 employees. For more information, please visit our web site at www.goya.com.tw.

About SMT
SMT was established in early 1997 to create ASIC and SoC design service business in Korea. SMT is dedicated to offer our high quality design service and best solution to create value-added ASIC and System On a Chip (SoC) products to our customers.

SMT, a leading world-class ASIC/SoC semiconductor chip development company, has been proving its customers with superior supports including accumulated design knowhow, constant and reliable technical service, and competitive mass production support using the world best TSMC foundry service, and so on. In September of 2002, SMT was designated as an official Korea DCA(Design Center Alliance)partner of TSMC, For more information, please feel free to visit our company web site (www.shmt.co.kr).

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. AMBA is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 7

ARM CERTIFIES NIPPON SYSTEMWARE AS FIRST

PRIMEXSYS SPECIALIST IN ASIA

SoC solutions to support digital consumer electronics applications

TOKYO, JAPAN AND CAMBRIDGE, UK – Mar. 24, 2004 — Nippon Systemware (NSW), an integrated IT solutions provider, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that NSW has become the first company in Asia to be certified as an ARM® Approved Design Center: PrimeXsys™ Specialist (ARM ADC: PrimeXsys Specialist), a new extension of the established ARM Approved Design Center Program.

The expanded partnership between the companies enables NSW to take full advantage of the ARM926EJ-S™ PrimeXsys Platform, which provides hardware, software, and verification IP necessary for designing system-on-chip (SoC) solutions. Through this relationship, NSW will deliver innovative ARM core-based solutions to the rapidly growing global digital consumer electronics market.

As an ARM Approved Design Center Program Partner, NSW has developed devices for LSI and board designs focused on the digital consumer electronics field. Taking advantage of the ARM PrimeXsys Platform technology will speed up the design of complex SoCs and significantly reduce product development time, as well as ensuring development of highly reliable SoCs.

As industry awareness of the PrimeXsys Platform grows, the ARM Approved Design Center: PrimeXsys Specialist Program will leverage the strengths of certified design Partners to expand the application of ARM technology. These PrimeXsys Specialists are certified on the basis of their ability to provide value-add system-level design and to accelerate adoption of the PrimeXsys Platform in the marketplace.

“The expansion of our partnership with ARM is an acknowledgement of our achievements in offering SoC solutions,” said Kiyoharu Kanai, executive corporate officer, NSW. “By leveraging the ARM PrimeXsys Platform technology for SoC, we are confident that we will be able to expand our SoC solution offerings to our customers in the digital consumer electronics market.”

“NSW’s extensive expertise will help expand the application of ARM technology in new markets and deliver innovative solutions to many customers,” said Takio Ishikawa, president, ARM KK. “SoC solutions, which combine both software and hardware, are important to digital consumer applications such as PDA, digital still camera and DVD player, as these solutions require advanced features.”

About the ARM Approved Design Center Program

ARM Approved Design Center Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center Program also provides additional benefits such as geographic and time-zone locality and local language support.

About the ARM Approved Design Center: PrimeXsys Specialist

The ARM Approved Design Center: PrimeXsys Specialist initiative extends the access to ARM technology and IP available under the ARM Approved Design Center Program to include the full deliverables of the ARM926EJ-S PrimeXsys Platform. ARM Approved Design Center: PrimeXsys Specialists are invited to extend their ARM Approved Design Center status based on their superior system-level design capabilities, value-add IP and commitment to promote ARM PrimeXsys Platform technology to the marketplace.

About NSW

Founded in 1966, NSW is an IT services firm engaged in software development, device development, information processing services, and systems device distribution. NSW offers “total solutions,” from the development of core systems and industry solutions for the distribution and retail markets, to the administration of large-scale systems and outsourcing services using data centers. The company also engages in the development of LSI and software (embedded systems) for mobile phones and digital consumer electronics. For more information on NSW, please access website at http://www.nsw.co.jp

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ends

ARM is a registered trademark of ARM Limited. ARM926EJ-S, PrimeXsys and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

CONTACT DETAILS:

ARM PRESS OFFICE: +44 (0)208 996 4141
Drennan du Plooy
Text 100
0208 996 4131
Drennan.duplooy@text100.co.uk

Michelle Spencer
ARM
01628 427780
michelle.spencer@arm.com

Item 8

ARM ANNOUNCES CONTINUED COLLABORATION WITH SMIC WITH
LICENSE OF ARM922T CORE FOR SoC TECHNOLOGIES

Chinese foundry expands participation in the ARM Foundry Program

CAMBRIDGE, UK – Mar. 24, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Semiconductor Manufacturing International Corporation (SMIC), one of China’s most advanced pure-play semiconductor foundries, has licensed the ARM922T™ microprocessor core and the Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral. The ARM922T core is the second microprocessor core that SMIC has licensed from ARM, underscoring the Shanghai-based foundry’s commitment to the ARM® architecture, and ARM’s commitment to the Chinese semiconductor industry.

The ARM922T core will enable SMIC to service local demand for production of ARM core-based microprocessors, offering access to SMIC’s IC foundry services with proven abilities in the manufacture of ARM core-based devices. This proximity will enable Chinese fabless semiconductor companies to decrease the time-to-market of system-on-chip (SoC) technologies that employ the high performance and low-power functionality of the ARM922T core. Semiconductor companies will also benefit from the shortened design cycle facilitated by the comprehensive debug and trace facilities of the ETM9 module.

“ARM is dedicated to supporting current and potential Chinese customers who seek to create innovative SoC technologies. The expansion of SMIC’s portfolio of ARM offerings and its continued commitment to the ARM architecture ensure that these semiconductor companies have a variety of options to suit varied design needs,” said Jun Tan, president, ARM China. “Our relationship with SMIC has grown quickly and we look forward to further strengthening the collaboration in the coming years.”

“Our participation in the ARM Foundry Program enables us to offer our customers flexible manufacturing solutions for a faster time-to-market and a competitive advantage. This strengthens our position as one of the leading supplier of semiconductor manufacturing services in China,” said Dr. James Sung, VP of Marketing & Sales, SMIC. “The expansion of our ARM offerings with the addition of the ARM922T core further improves our ability to support a variety of design requirements.”

The ARM922T hard macrocell is suitable for a wide range of platform OS-based applications. Based on the high-performance ARM9TDMI® 32-bit RISC CPU, the ARM922T core features instruction and data caches, and a memory management unit (MMU), enabling support for all major operating systems (OS), AMBA™ bus-compliant interfaces, and support for the ARM real-time trace technology with the ETM9 module. The ETM9 real-time trace module, is capable of instruction and data tracing inside a core and is an integral part of the ARM RealView® development tools.

Availability

ARM922T core-based Design Kits, targeted to the SMIC process technology, is targeted to be available for license from ARM by the end of Q1 2004 . SMIC is targeted to have the silicon-proven cores available by Q3 2004.

About ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology, for use in the design and manufacture of advanced system-on-chip (SoC) solutions. The Foundry Program builds a three-way partnership between ARM, an approved silicon foundry, and a fabless semiconductor company that accelerates the time-to-market for ARM core-based designs and enables OEMs without access to fabrication facilities, to work directly with an approved ARM semiconductor foundryARM now offers the ARM926EJ™ Prime Starter Kit, (combined ARM926EJ core, PrimeXsys™ Platform and Embedded Trace Macrocell module), the ARM7TDMI® core, the ARM922T core, the ARM946E™ core and the ARM1022E™ core through its Foundry Program.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM, ARM7TDMI, ARM9TDMI and RealView are registered trademarks of ARM Limited. ARM922T, ARM926EJ, ARM946E, ARM1022E, Embedded Trace Macrocell, ETM9, AMBA and PrimeXsys are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 9

NEW ARM PROCESSOR TECHNOLOGY GAINS MONTAVISTA LINUX
CONSUMER ELECTRONICS EDITION SUPPORT

Combination is ideal for use in mobile, networking, and automotive infotainment applications

SUNNYVALE, Calif., and CAMBRIDGE, UK – Mar. 29, 2004 —MontaVista Software Inc., the company powering the embedded revolution, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced at ElectronicaUSA/Embedded Systems Conference, San Francisco, that MontaVista® Linux® Consumer Electronics Edition will support the ARM1136J-S™ and ARM1136JF-S™ processor cores, developed for use in networking, consumer and automotive infotainment applications.

“Because of its flexibility and ease of use, Linux is becoming a popular choice for application developers of today’s pervasive Internet-connected and wireless consumer devices,” said Mary Inglis, director, Software and Alliances, ARM. “Now, developers can leverage MontaVista Linux, with its special enhancements for consumer electronics, to build upon the high performance, integration and power-efficiency of our ARM11™ technology.”

MontaVista Linux Consumer Electronics Edition (CEE) is a popular Linux operating system and cross-development environment specifically designed for consumer electronics applications such as mobile phones, digital televisions, set-top boxes and automotive telematics. CEE is tailored to the demands of highly constrained mobile devices, which require low power consumption, restricted memory size and short boot and resume times. CEE enhances Linux with dynamic power management, support for direct execution from flash memory, a protected RAM file system, consumer-grade reliability and a complete development solution including system analysis tools for performance tuning.

“The ARM11 microarchitecture provides an ideal hardware platform for MontaVista Linux Consumer Electronics Edition (CEE), especially for target applications in the consumer electronics, networking, wireless, and automotive market segments,” said Kevin Morgan, VP Engineering, MontaVista Software. “Now, MontaVista and ARM are offering a validated development platform for embedded devices, which can help original equipment manufacturers (OEMs) significantly reduce design complexity and speed time-to-market for their next-generation of highly differentiated products.”

CEE has been ported to the ARM1136J-S and ARM1136JF-S microprocessor cores on an ARM11 microarchitecture development platform and evaluation board. MontaVista Linux also supports ARM core-based processors from Intel, Motorola, Texas Instruments and others. More information is available at http://www.mvista.com/cee

A demonstration of this technology can be seen on the ARM stand, number 1825, South Hall, Moscone Center, showing the integration of the ARM Intelligent Energy Manager (IEM) prediction software with the MontaVista DPM framework, running on a Texas Instruments OMAP™ Innovator development platform using the MontaVista Linux Consumer Electronics Edition.

Availability

Support for the ARM11 microarchitecture-based cores will be available in the second half of 2004 direct from MontaVista and their distribution channels worldwide. MontaVista Linux is offered as a product subscription, providing customers with the MontaVista Linux kernel, utilities, development tools, software updates, deployment components, access to the MontaVista Zone (customer resource portal), comprehensive technical support and hands-on Linux technology training classes.

The ARM1136J-S and ARM1136JF-S processor cores are available now from ARM. For more information about this technology, visit http://www.arm.com/products/CPUs/.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About MontaVista Software

MontaVista Software is a leading global supplier of systems software and development tools for intelligent connected devices and associated infrastructure. MontaVista powers the embedded revolution by providing Open Source GNU/Linux-based software solutions. Founded in 1999 by real-time operating system pioneer James Ready, MontaVista offers a family of products that address software developer needs encompassing applications ranging from communications infrastructure to consumer electronics. MontaVista products include MontaVista Linux Professional, Consumer Electronics and Carrier Grade Editions. MontaVista DevRocket, a powerful integrated development environment, delivers state-of-the-art development tools across all the product Editions. MontaVista Graphics offers a rich GUI development tools platform.

Headquartered in the heart of Silicon Valley, in Sunnyvale, Calif., MontaVista Software is a privately held company funded by leading investors such as Alloy Ventures, US Venture Partners, RRE Ventures, WR Hambrecht + Co., IBM, Intel Capital, Sony, Panasonic (Matsushita), Toshiba America and Yamaha Corporation.

ENDS

ARM is a registered trademark of ARM Limited. ARM11, ARM1136J-S and ARM1136JF-S are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Linux is a registered trademark of Linus Torvalds. MontaVista is a registered trademark of MontaVista Software, Inc.

Contacts:

ARM
 Michelle Spencer
Global PR Manager
ARM
Tel: +1 44 1628 427780
Email: michelle.spencer@arm.com

MontaVista Software
Joe Samagond
Director of Marketing and Corporate Communications
MontaVista Software, Inc.
Phone (408) 328-9234
E-mail: jsamagond@mvista.com

Patricia Colby
PR Strategy and Business Development
Pacifico, Inc.
Phone (408) 293-8600 ext. 340
E-mail: pcolby@pacifico.com

Item 10

PHILIPS LICENSES IMAGINATION TECHNOLOGIES’ POWERVR MBX

London, UK: Imagination Technologies [LSE:IMG], a leader in system-on-chip intellectual property (SoC IP), reports that its strategic partner ARM [LSE:ARM; Nasdaq:ARMHY] today announced that Philips Semiconductors has licensed a PowerVR MBX 3D graphics solution for use in Philips’ next-generation mobile applications processor.

Imagination Technologies and ARM have a long-term joint development agreement for the integration of PowerVR graphics cores alongside ARM® microprocessor cores. Under the terms of the agreement, ARM markets and licenses the PowerVR graphics and video cores to its customer base, for use with ARM microprocessor families. Imagination will receive both licenses fee and royalty revenue out of this agreement.

Enquiries:

Imagination Technologies Group plc
Hossein Yassaie, CEO
Trevor Selby, CFO
Tel: 01923 260511

College Hill Associates
Kate Pope
Nick Elwes
Tel: 020 7457 2020

Item 11

ARM Holdings plc
cordially invites you to participate in a

CONFERENCE CALL

on Tuesday, 20 April 2004
following the 7.00am announcement of
its Q1 Results Statement
(The press release will be available after 8.00am from www.arm.com)

Hosted by:

Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer

Time:

1.30pm BST
2.30pm CET
8.30am EST

Dial In Numbers:

UK/Continental Europe Dial-in Number:	+44 1452 569 393
US Participants Dial in number:	+1 866 434 1089

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

UK/Continental Europe	+44 1452 55 00 00 (Access Number: 6301424#)

US	+1 706 645 9291 (Access Number: 6301424#)

ARM	If you have any queries, please contact:

Anna Bateman Financial Dynamics Tel: +44 20 7831 3113 Anna.bateman@fd.com

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2004

ARM HOLDINGS PLC.

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer